Exhibit 99.1

SMART Appoints Chairman of the Board

•	Michael J. Mueller appointed Chairman of the Board, effective immediately

•	Robert Hagerty, former Acting Chairman of the Board, continues in his role as an independent director

•	Board to be strengthened through the recruitment of new independent directors

CALGARY, Alberta — May 15, 2014 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced the appointment of Michael J. Mueller as Chairman of the Board, effective immediately. Mr. Mueller will also continue in his role as Chair of the Audit Committee for the foreseeable future. Robert Hagerty, who was Acting Chairman of Board, will continue in his role as an independent director. As well, the Board will begin a search for new independent members. The Board currently consists of five members, three of whom are independent.

“I am pleased to take on the Chairman role of SMART at this exciting time, and I look forward to serving SMART in this new capacity,” said Mr. Mueller. “The board thanks Mr. Hagerty for stepping up to serve as Acting Chairman following the resignation of SMART’s co-founder and former Chairman, David Martin, in April 2014. We look forward to Mr. Hagerty’s continued support as an independent director. While we have a board with broad and diverse experience, we look forward to strengthening the board with additional members in the near future and will commence a formal search immediately.”

Mr. Mueller has been a director of the Company since July 2010. He currently serves as Chair of the Audit Committee and is a member of both the Corporate Governance Committee and the Compensation Committee. He retired from the audit firm PricewaterhouseCoopers in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the recruitment of new independent directors. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.4233

KenWetherell@smarttech.com

Media contact

Laurie Long

Public Relations Manager

SMART Technologies Inc.

+1.403.407.5085

LaurieLong@smarttech.com

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